LAZARD FRERES AFFILIATE COMPLETES TENDER OFFER
                FOR SHARES OF KAPSON SENIOR QUARTERS CORP.

NEW YORK, March 30, 1998 - Prometheus Senior Quarters LLC, an affiliate of Lazard Freres Real Estate Investors, LLC, today announced that Prometheus has successfully completed its tender offer for all of the outstanding shares of Kapson Senior Quarters Corp.'s (NASDAQ:KPSQ) Common Stock at $14.50 per share and all of the outstanding shares of Convertible Exchangeable Preferred Stock at $27.93 per share.

Prometheus also announced that it will accept for payment all shares of common and preferred stock validly tendered pursuant to the offer. As of 12:00 midnight (EST) on March 27, 1998, based on a preliminary count from the Depositary, IBJ Schroder Bank & Trust Co., approximately 7,655,369 shares of the common stock (including 116,886 shares tendered by Guarantee Delivery) and 2,400,000 shares of the preferred stock had been validly tendered and not withdrawn. As a result, Prometheus will own approximately 99% of the outstanding shares of common stock and 100% of the outstanding shares of preferred stock of Kapson.

Subject to the terms of the merger agreement between Prometheus and Kapson, shares of common stock not tendered will be converted into the right to receive $14.50 net per share pursuant to a second-step merger between a subsidiary of Prometheus and Kapson. The second-step merger is expected to be effected as soon as practicable.

Lazard Freres Real Estate Investors, LLC is the real estate investment affiliate of Lazard Freres & Co. LLC, a leading global investment bank.

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